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                               SPIRE CORPORATION
                               One Patriots Bank
                       Bedford, Massachusetts 01730-2396

                                                              February 10, 1998
VIA ELECTRONIC FILING
AND TELECOPIER
202-942-9533

Ms. Mary Brooks Fraser
Securities & Exchange Commission
Room 7076
Mail Stop 7-5
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Spire Corporation
            Registration Statement on Form S-2, File No. 333-41445 Filed on December 3, 1997, as amended on December 23, 1997
            ----------------------------------------------------------

Dear Ms. Fraser:

     Pursuant to Rule 477 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, Spire Corporation (the "Registrant") hereby respectfully makes application to the Securities & Exchange Commission (the "Commission") for consent to withdraw the above-referenced Registration Statement (the "Registration Statement"). The Registrant requests that such application to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System on December 3, 1997, and amended on December 23, 1997.

     The Registration Statement was filed in connection with a proposed public offering of the Registrant's common stock, to be sold both by the Registrant and by two Selling Stockholders. The reason for the request to withdraw the Registration Statement is that the offering has been withdrawn. Management believes that withdrawal of the Registration Statement is appropriate, since the purpose for which the Registration Statement was originally filed has been eliminated. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was submitted by wire transfer to the Commission at the time of filing, and the Registrant understands that such fee will not be returned.

     Please feel free to contact the undersigned (781-275-6000) or Registrant's counsel, Lauren Jennings of Goldstein & Manello, P.C. (617-946-8152) if you have any questions or comments. Otherwise, please advise with respect to the granting of the consent to the requested withdrawal.


                                  Very truly yours,

                                  SPIRE CORPORATION


                                  By: /s/ Roger G. Little
                                     -------------------------------
                                     Roger G. Little, President and
                                       Chief Executive Officer


cc:  Lauren Jennings, Esq.